

August 3, 2011

Via E-mail
Mr. Dennis W. Blazer
V.P. – Finance and Administration and CFO
CECO Environmental Corp.
4625 Red Bank Road
Cincinnati, OH 45227

> **RE: CECO Environmental Corp.**
> **Form 10-K for the Fiscal Year ended December 31, 2010**
> **Filed March 15, 2011**
> **Form 10-Q for the Fiscal Quarter ended March 31, 2011**
> **Filed May 11, 2011**
> **File No. 0-7099**

Dear Mr. Blazer:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2010

General

1. Given your disclosure on page F-10 regarding derivative instruments, it is not clear how you have complied with the disclosure requirements set forth in ASC 815-10-50. Please advise or revise your disclosures in future filings accordingly. Please show us in your supplemental response what any revisions will look like.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

Results of Operations, page 33

2. In future filings, please enhance your discussion of net sales by reportable segment to separately discuss with quantification the business reasons for changes between periods in revenues from external customers. Please also disclose with quantification the business reasons for changes between periods in amounts shown in the corporate and other column on page F-31 of your segment footnote. Please show us in your supplemental response what the revisions will look like.

Item 9A - Controls and Procedures, page 46

Disclosure Controls and Procedures, page 46

3. We note that your conclusion regarding the effectiveness of your disclosure controls and procedures is limited to "ensuring that information we are required to disclose in reports that are filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time period specified in SEC rules and forms." This description appears to be based on the definition of disclosure controls and procedures provided in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended. As described, however, this description does not fully conform to the definition set forth in those rules. Please confirm, if true, that the conclusion regarding effectiveness is based on the full definition of disclosure controls and procedures set forth in the applicable rules, and revise accordingly in future filings. Alternatively, you may simply state in future filings that your certifying officers concluded on the applicable dates that your disclosure controls and procedures were effective.

4. We note your statement that disclosure controls and procedures can provide only reasonable assurance of achieving desired control objectives. Please confirm to us, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, please remove the reference to the level of assurance of disclosure controls and procedures. Refer to Section II.F.4 of Management's Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm. Please also comply with this comment in future filings.

Item 15 – Exhibits and Financial Statement Schedules, page 49

Note 18 – Business Segment Information, page F-30

5. In future filings, please revise the table on page F-31 to present for each segment revenues from external customers as well as intersegment revenues as required by ASC 280-10-50-22(a) and (b). Refer to the example set forth in ASC 280-10-55-48. Regarding the intersegment revenues, please also disclose the segment(s) to which the products and services were sold. In addition, please enhance your disclosure in note (a) to the table on page F-31 to disclose in greater detail the types of amounts included in the operating income (loss) line item of the corporate and other column for each period presented. Please also disclose why the corporate and other column has significant negative identifiable assets and why there are significant negative adjustments in the eliminations column related to identifiable assets. Please show us in your supplemental response what the revisions will look like.

Form 10-Q for the Fiscal Quarter ended March 31, 2011

General

6. Please address the above comments in your interim filings as well, as applicable.

Condensed Consolidated Balance Sheets, page 2

7. The column heading of your March 31, 2011 balance sheet indicates that these amounts are unaudited, which implies that your December 31, 2010 balance sheet includes amounts that are audited. Since none of the amounts are covered by an audit report when they are presented in your interim financial statements for the period ended March 31, 2011, you should not imply that the December 31, 2010 balance sheet amounts are audited. Please revise in future filings to refer to both the December 31, 2010 and March 31, 2011 balance sheets as being unaudited.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or, in her absence, Jay Ingram, Legal Branch Chief, at (202) 551-3397 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief